
                             EXHIBIT 12.1
                  AMERICAN EXPRESS CREDIT CORPORATION
     COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
                              (millions)


                                            Year Ended December 31,
                                            -----------------------
                                      --------------------------------------
                                       1997     1996    1995    1994   1993
                                       ----     ----    ----    ----   ----
   Earnings:
   Income before
     extraordinary charge            $  212   $  215  $  197  $  139  $ 137
   Income tax provision                 114      115     105      75     64
   Interest expense                   1,125    1,117   1,054     736    599
                                      -----    -----   -----   -----  -----

   Total earnings                    $1,451   $1,447  $1,356   $ 950  $ 800
                                     ======   ======  ======   =====  =====
   Fixed charges - interest expense  $1,125   $1,117  $1,054   $ 736  $ 599
                                     ======   ======  ======   =====  =====
   Ratio of earnings to
     fixed charges                     1.29     1.30    1.29    1.29   1.34*


       Note: Gross rentals on long-term leases were minimal in amount in each of the periods shown.

       * The ratio of earnings to fixed charges calculated in accordance with the Receivables Agreements after the impact of the extraordinary charge of $34 million (pretax) was 1.28.

                             EXHIBIT 12.2
                       AMERICAN EXPRESS COMPANY
     COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
                         (Dollars in millions)

                                           Years Ended December 31,
                                           ------------------------
                                    --------------------------------------
                                     1997    1996    1995    1994    1993
                                     ----    ----    ----    ----    ----
   Earnings:
   Pretax income from
    continuing operations          $2,750  $2,664  $2,183  $1,891  $2,326
   Interest expense                 2,122   2,160   2,343   1,925   1,776
   Other adjustments                  127     139      95     103      88
                                   ------  ------  ------  ------  ------
   Total earnings (a)              $4,999  $4,963  $4,621  $3,919  $4,190
                                   ------  ------  ------  ------  ------
   Fixed charges:
     Interest expense              $2,122  $2,160  $2,343  $1,925  $1,776
     Other adjustments                129     130     135     142     130
                                   ------  ------  ------  ------  ------
   Total fixed charges (b)         $2,251  $2,290  $2,478  $2,067  $1,906
                                   ------  ------  ------  ------  ------
   Ratio of earnings to
    fixed charges (a/b)              2.22    2.17    1.86    1.90    2.20

  Included in interest expense in the above computation is interest expense related to the international banking operations of American Express Company ("American Express") and Travel Related Services' Cardmember lending activities, which is netted against interest and dividends and Cardmember lending net finance charge revenue, respectively, in the Consolidated Statements of Income of American Express Company.

  For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for at equity whose debt is not guaranteed by American Express, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for at equity.

  For purposes of the "fixed charges" computation, other adjustments include capitalized interest costs and the interest component of rental expense.

  On May 31, 1994, American Express completed the spin-off of Lehman Brothers through a dividend to American Express common shareholders. Accordingly, Lehman Brothers' results are reported as a discontinued operation and are excluded from the above computation for all periods presented. In March 1993, American Express reduced its ownership in First Data Corporation ("FDC") to approximately 22 percent through a public offering. As a result, beginning in 1993, FDC was reported as an equity investment in the above computation. In the fourth quarter of 1995, American Express' ownership was further reduced to approximately 10 percent as a result of shares issued by FDC in connection with a merger transaction. Accordingly, as of December 31, 1995, American Express' investment in FDC is accounted for as Investments - Available for Sale.